UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

___________________
Form 6-K/A
Amendment No. 1

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2013

Commission File Number 001-31913

___________________

NOVAGOLD RESOURCES INC.
(Translation of registrant's name into English)

Suite 2300 – 200 Granville Street, PO Box 24
Vancouver, BC Canada V6C 1S4
 (Address of principal executive offices)
___________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☐                                                      Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

                         .

SUBMITTED HEREWITH

Exhibits

99.1 99.2	Amended and Restated Management Information Circular Addendum to Management Information Circular

EXPLANATORY NOTE

This Amendment No. 1 on Form 6-K/A (“Amendment No. 1”) to the Form 6-K of NOVAGOLD RESOURCES INC. (the “Registrant”) originally filed with the Securities and Exchange Commission (the “SEC”) on April 24, 2013 (the “Original Form 6-K”), is being filed to include an amended and restated version of the Registrant’s Management Information Circular (“MIC”) from the version previously attached as Exhibit 99.1 to the Original Form 6-K.  In addition, we are attaching as Exhibit 99.2 to this Amendment No. 1 an Addendum to the MIC, explaining the necessity for the amendment and restatement of the MIC.

Except as set forth above, this Amendment No. 1 does not modify or update the disclosures in the Original Form 6-K. The disclosures in this Amendment No. 1 do not reflect events occurring after the date of the Original Form 6-K or MIC. Accordingly, this Amendment No. 1 should be read in conjunction with the Registrant’s other filings made with the SEC subsequent to the filing of the Original Form 6-K and subsequent to the MIC, as information in such filings may update or supersede certain information contained in those filings as well as in this Amendment No. 1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
NOVAGOLD RESOURCES INC.
(Registrant)

Date: April 30, 2013	By:	/s/ David A. Ottewell
David A. Ottewell

	Title:	Vice President and Chief Financial Officer